UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RegeneRx Biopharmaceuticals, Inc.

File No. 001-15070 - CF# 29086

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RegeneRx Biopharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on November 14, 2012, as refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q/A filed on January 16, 2013.

Based on representations by RegeneRx Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through July 12, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel